SCHEDULE 13D, SEC FILE NO. 000 30513


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                         MANGUM ACQUISITION CORPORATION
                                    -----------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                      --------------------------------------
                         (Title of Class of securities)

                                   N/A - NONE
                                  ------------
                                 (CUSIP Number)

                           David A. Collins, President
                         Mangum Acquisition Corporation
                                4214 Mangum Road
                              Houston, Texas 77092
                                 (713) 957-3100

                         ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2000
                                 ---------------
              (Date of Event Which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box___.


      Check the following box if a fee is being paid with the statement ___.

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                      SCHEDULE 13D, SEC FILE NO. 000 30513

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|   1  |   NAME OF REPORTING PERSON    David A. Collins
|      |
|      |
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |   (See Instructions)                                     (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS (See Instructions)
|      |   Not Applicable
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     Not Applicable
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   United States
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 592,280
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | 0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 592,280
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | 0
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   592,280
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES (See Instructions) Not Applicable
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   84.61%
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|  14  |   TYPE OF REPORTING PERSON (See Instructions)
|      |   IN
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                      SCHEDULE 13D, SEC FILE NO. 000 30513

                This statement is filed by David A. Collins (the "Reporting Person") pursuant to Rule 13d-1(a)under the Securities Exchange Act of 1934, as amended, and relates to the Common Stock, par value $.001 per share of Mangum Acquisition Corporation, a Texas corporation and is filed as of April 26, 2000.

                The name and address of the principal executive officer of the Issuer is David A. Collins, who is President and Sole Director of Mangum Acquisition Corporation.

                Please also see the Schedule 13D form(s) on file for Mangum Corporation, which owns 500,000 shares of the Common Stock, par value $.001 per share or 71.43% of Mangum Acquisition Corporation. David A. Collins is the approximate 85% owner of Mangum Corporation, its President and Sole Director.


                          Item 1. Security and Issuer.
                                  -------------------

      This statement relates to the shares of Common Stock, par value $.001 per share (the "COMMON STOCK"), of Mangum Acquisition Corporation, a Texas corporation ("MANGUM" or the "ISSUER"). The address of Mangum's principal executive office is 4214 Mangum Road, Houston, Texas 77092.


                        Item 2. Identity and Background.
                                -----------------------

(a)   This filing is being made by David A. Collins.
(b)   Mr. Collins's business address is 4214 Mangum Road, Houston, Texas 77092.
(c) Mr. Collins is President and Sole Director of Mangum Corporation, Mangum Acquisition Corporation and Area 4200, Inc., Striker Industries, Inc., Striker Holdings, Inc., STDF Corp. and West Oxford Industries, Inc., each of whose principal address is set forth in Item 1 above.
(d)   Not Applicable (see below).
(e)   Not Applicable (see below).
(f)   Mr. Collins is a United States citizen.

      (d) and (e)      During the last five years, Mr. Collins has not been:
                       (i) convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors); or
                       (ii) a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                      SCHEDULE 13D, SEC FILE NO. 000 30513

           Item 3. Source and Amount of Funds or Other Consideration.
                   -------------------------------------------------

        The Reporting Person acquired his shares of the Issuer's Common Stock in a distribution of Mangum Acquisition Corporation Common Stock owned by Mangum Corporation and distributed to Mangum Corporation's shareholders.


                         Item 4. Purpose of Transaction.
                                 ----------------------

        David A. Collins's acquisition of these securities of the Issuer, which requires the filing of this Schedule 13D, resulted solely from action taken by Mangum Corporation to distribute certain of its assets to its shareholders, one of whom is the Reporting Person.

        As a private investor, the Reporting Person may hereafter sell all or part of the shares of the Issuer received by him in this distribution by Mangum Corporation of certain of its assets and/or may purchase additional shares of the Issuer in the open market.

        As the sole executive officer and the sole director of Mangum Corporation, the Reporting Person may hereafter sell all or part of the shares of the Issuer owned by Mangum Corporation and/or Mangum Corporation may purchase additional shares of the Issuer in the open market.

        As the sole executive officer and the sole director of the Issuer, David
A. Collins has the authority and discretion to complete mergers or acquisitions without submitting any proposal to the Issuer's stockholders for their consideration. David A. Collins, in his roles as sole executive officer and sole director of the Issuer intends on implementing the business plans of the Issuer, which relates to, or might relate to, or would result, or might result, in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, (the Issuer has no subsidiaries);

      (c) A sale or transfer of a material amount of assets of the Issuer (the Issuer has no subsidiaries);

      (d) A change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) A material change in the present capitalization or dividend policy of the Issuer;

      (f) An other material change in the Issuer's business or corporate structure;

      (g) A change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) An action which would cause the Common Stock of the Issuer to be delisted from a national securities


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                      SCHEDULE 13D, SEC FILE NO. 000 30513

          exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) An action which would cause a class of equity transactions of the Issuer to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

        [ DOCUMENTS INCORPORATED BY REFERENCE ] The description of the Issuer's business and its plan of operations are more fully described in the Issuer's Form 10-SB and Form 10SB/A which are incorporated herein by this reference.


                  Item 5. Interest in Securities of the Issuer.
                          ------------------------------------

        (a) AMOUNT BENEFICIALLY OWNED. As of April 26, 2000, Mr. Collins beneficially owned 92,280 shares of a total of 700,000 shares of Common Stock outstanding on such date.
                                         As of April 26, 2000, Mr. Collins was
the sole executive officer and sole director of Mangum Corporation and owned 85.7143% of Mangum Corporation. Mangum Corporation owned 500,000 shares of a total of 700,000 shares of Common Stock outstanding on such date.

             PERCENT OF CLASS. The shares of Common Stock beneficially owned by Mr. Collins represents 13.18% of the Issuer's outstanding Common Stock.

                                The shares of Common Stock beneficially owned by
Mangum Corporation, of which Mr. Collins is the sole executive officer and sole director is 71.43% of the Issuer's outstanding Common Stock.

        (b) Number of Shares of Common Stock as to which Mr. Collins has:

                        (i) sole power to vote 92,280 shares and to direct the vote on 500,000 shares

                        (ii)  shared power to vote or to direct the vote 0

                        (iii) sole power to dispose or to direct the disposition
                              of 592,280 shares

                        (iv) shared power to dispose or to direct the disposition of 0

        (c) Mr. Collins has not effected any transaction in the Common Stock during the past 60 days.
        (d) Not applicable.
        (e) Not applicable.
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                      SCHEDULE 13D, SEC FILE NO. 000 30513

      Item 6. Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
                      Respect to Securities of the Issuer.
                      -----------------------------------

        As of the effective date of this Schedule 13 D: April 26, 2000, and except as described herein and in Items 4 and 5 of this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named or referred to in Item 2 or between such person and any person with respect to any securities of Mangum Acquisition Corporation.


                    Item 7. Material to be Filed as Exhibits.
                            --------------------------------

                                      None


                                   SIGNATURES
                                   ----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ DAVID A. COLLINS
                                                -----------------------
                                                    David A. Collins

                              Dated: April 26, 2000